UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARTEMIS STRATEGIC INVESTMENT
CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

04303A103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 04303A103

1	NAME OF REPORTING PERSON Artemis Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,412,816 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,412,816 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,412,816 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by Artemis Sponsor, LLC (the “Sponsor”). Philip Kaplan and Holly Gagnon are the managing members of the Sponsor and the members of the Issuer’s management team are among the members of the Sponsor. Philip Kaplan and Holly Gagnon have voting and investment discretion with respect to the securities held of record by the Sponsor.
(2)	The Sponsor owns 3,412,816 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stocks as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253092) and have no expiration date.
(3)	Excludes 10,000,000 shares of Class A common stock issuable upon the exercise of 10,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253092).
(4)	Based on 20,125,000 shares of Class A common stock and 5,031,250 shares of Class B common stock outstanding as of December 31, 2021.

Schedule 13G

CUSIP No. 04303A103

1	NAME OF REPORTING PERSON Philip Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,412,816 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,412,816 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,412,816 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Artemis Sponsor, LLC (the “Sponsor”). Philip Kaplan and Holly Gagnon are the managing members of the Sponsor and the members of the Issuer’s management team are among the members of the Sponsor. Philip Kaplan and Holly Gagnon have voting and investment discretion with respect to the securities held of record by the Sponsor.
(2)	The Sponsor owns 3,412,816 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stocks as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253092) and have no expiration date.
(3)	Excludes 10,000,000 shares of Class A common stock issuable upon the exercise of 10,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253092).
(4)	Based on 20,125,000 shares of Class A common stock and 5,031,250 shares of Class B common stock outstanding as of December 31, 2021.

Schedule 13G

CUSIP No. 04303A103

1	NAME OF REPORTING PERSON Holly Gagnon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,412,816 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 3,412,816 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,412,816 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Artemis Sponsor, LLC (the “Sponsor”). Philip Kaplan and Holly Gagnon are the managing members of the Sponsor and the members of the Issuer’s management team are among the members of the Sponsor. Philip Kaplan and Holly Gagnon have voting and investment discretion with respect to the securities held of record by the Sponsor.
(2)	The Sponsor owns 3,412,816 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s shares of Class A common stocks as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253092) and have no expiration date.
(3)	Excludes 10,000,000 shares of Class A common stock issuable upon the exercise of 10,000,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-253092).
(4)	Based on 20,125,000 shares of Class A common stock and 5,031,250 shares of Class B common stock outstanding as of December 31, 2021.

Item 1(a). Name of Issuer:

Artemis Strategic Investment Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

3310 East Corona Avenue

Phoenix, Arizona 85040

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Artemis Sponsor, LLC

2. Philip Kaplan

3. Holly Gagnon

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

3310 East Corona Avenue

Phoenix, Arizona 85040

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

04303A103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

Artemis Sponsor, LLC

By:	/s/ Philip Kaplan
Name:	Philip Kaplan
Title:	Managing Member

Philip Kaplan

By:	/s/ Philip Kaplan
Name:	Philip Kaplan

Holly Gagnon

By:	/s/ Holly Gagnon
Name:	Holly Gagnon

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 28, 2022, by and among Artemis Sponsor, LLC, Philip Kaplan and Holly Gagnon.